GME Innotainment, Inc.

208 East 51st Street, Suite 170, New York, NY 10022

Phone: (212) 508-2130

Thomas Jones.

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GME Innotainment, Inc.

Offering Statement on Form 1-A

Filed: January 10, 2020

Response Dated: May 15, 2020

File No. 024-11139

May 15, 2020

Dear Mr. Jones,

This letter sets forth the response of GME Innotainment, Inc., (“GMEV” or the “Company”) to the Staff’s written comments dated May 15, 2020.

Amendment No. 4 to Offering Statement on Form 1-A filed May 5, 2020

Offering Summary, page 8

1. We note that you provide the number of shares of common stock outstanding as of December 31, 2019. Please revise to provide the number of shares outstanding as of the most recent practicable date. Please make corresponding revisions to your disclosure in the section entitled Principal Stockholders. Refer to Item 12(a) of Form 1-A.

Response: The Company has updated the shares outstanding with the corresponding revisions as requested.

Risk Factors, page 9

2. Please revise to discuss the effects, if any, that COVID-19 has had on your business, including, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties going forward.

Response: The Company has updated the Risk Factor section with a COVID-19 Risk Factor as requested.

Certain Relationships and Related Party Transactions, page 45

3. Please revise your disclosure in this section to discuss the transactions mentioned in Notes 4 and 7 on pages 68 and 74, respectively.

Response: The Company has updated the Related Party Transaction Section as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 508-2130 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

GME Innotainment, Inc.

/s/Yves R. Michel

Name: Yves R. Michel

Title: Chief Executive Officer, Director